

August 12, 2021

Francis Fuselier
General Counsel
Fluence Energy, Inc.
4601 Fairfax Drive, Suite 600
Arlington, VA 22203

>   **Re: Fluence Energy, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted August 6, 2021**
>   **CIK No. 0001868941**

Dear Mr. Fuselier:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed August 6, 2021

General, page i

1.   Please respond to all comments in a letter filed as a correspondence on EDGAR.

2.   We note your disclosure in response to prior comment two in our letter dated July 21, 2021. Please disclose the total economic value of the payments under the Tax Receivable Agreement. Because it appears that you use Adjusted EBITDA as a significant metric for measuring your financial performance and because this measure does not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business's total enterprise value and, consequently, the price of the securities you will be offering in the IPO. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be given more prominence in your prospectus

than is currently present. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure should adequately and prominently address the fact that the agreement confers significant economic benefits to the counterparties to the Agreement and redirects cash flows to them at the expense of public shareholders.

<u>Organizational Structure Following the Transactions, page 63</u>

3. You disclose that your post-IPO organizational structure in the form of an umbrella partnership-C corporation ("UP-C") will treat your Founders generally advantageously if they continue to hold their equity interests in an entity that is not taxed as a corporation for U.S. tax purposes. Please briefly explain how the UP- C structure achieves the tax benefits that is intended. Further, please provide an analysis of whether the tax consequences of the tax receivable agreement, or the tax benefits expected to result from acquisitions of LLC Interests from existing owners are material to an investor in the Class A common stock. Finally, in an appropriate location, provide a discussion regarding why the company chose this structure for reorganization including both the positive and negative aspects.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alison Haggerty